                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                         Laurentian Capital Corporation
         ---------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    519256309
         ---------------------------------------------------------------
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   See Item 3
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 15 Pages

    CUSIP NO. 519256309             13D             Page 2 of 15 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.             31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 3

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - - (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - - (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               - - - (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 519256309             13D             Page 3 of 15 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Annuity Group, Inc.               06-1356481

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 3

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware corporation

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - - (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - - (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                - - - (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC

    CUSIP NO. 519256309            13D             Page 4 of 15 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
             N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - -

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               - - -

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

    14    TYPE OF REPORTING PERSON*
              IN

    Item 1. Security and Issuer.

            This Amendment No. 1 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Financial Enterprises, Inc. ("AFEI") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFEI and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D filed on June 2, 1995, relative to the Common Stock, par value $.05 per share, ("Laurentian Common Stock"), issued by Laurentian Capital Corporation, a Delaware corporation ("Laurentian"). The principal executive offices of Laurentian are located at 640 Lee Road, Wayne, Pennsylvania 19087.

            All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

            On June 9, 1995, American Financial Group, Inc. changed its name from American Premier Group, Inc. As of June 30, 1995, the Lindner Family beneficially owned approximately 50.0% of the outstanding common stock of American Financial and American Financial beneficially owned
    (i) all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities) and (ii) 81.4% of the common stock of AAG. Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial, AFC and AAG.

    Item 3. Source and Amount of Funds or Other Consideration.

             As described in the original filing on Schedule 13D, AAG plans to purchase the Laurentian Common Stock for cash with funds available for investment and from various other sources. One of these sources will be the proceeds of a proposed rights offering announced by AAG on July 10, 1995. Please see AAG's News Release attached hereto as Exhibit
    1. AAG expects that the total cost of acquiring Laurentian will be approximately $151 million. AAG's largest insurance subsidiary, Great American Life Insurance Company ("GALIC"), will provide up to $90 million of the purchase price. AAG will finance the balance of the cost of the acquisition with the net proceeds of the rights offering, borrowings under its existing line of credit and dividend payments from GALIC.

            AAG has a $50 million revolving bank line with a group of banks headed by The First Bank of Boston, borrowings under which bear interest at variable rates tied to either Prime or Libor, at the discretion of AAG. AAG's revolving line of credit is secured by 20% of the shares of GALIC and matures in 1998.

    Item 5. Interest in Securities of the Issuer.

            No Reporting Person currently owns any Laurentian Common Stock, but consummation of the merger (as described in Item 4 of the original filing of this Schedule 13D) would result in AAG owning 100% of the Laurentian Common Stock.

            Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving Laurentian equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AAG.

    Item 7. Material to be filed as Exhibits.

            (1)      News Release of AAG dated July 10, 1995.

            (2)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  July 13, 1995             AMERICAN FINANCIAL GROUP, INC.


                                      By: James E. Evans
                                          James E. Evans, Senior Vice
                                            President and General Counsel

                                      AMERICAN FINANCIAL CORPORATION


                                      By: James E. Evans
                                          James E. Evans, Vice President
                                            and General Counsel

                                      AMERICAN ANNUITY GROUP, INC


                                      By: Mark F. Muething
                                          Mark F. Muething, Senior Vice
                                            President, General Counsel
                                              and Secretary

                                     Carl H. Lindner *
                                     Carl H. Lindner

                                     Carl H. Lindner III *
                                     Carl H. Lindner III

                                     S. Craig Lindner *
                                     S. Craig Lindner

                                     Keith E. Lindner *
                                     Keith E. Lindner


    *       By James E. Evans, Attorney-in-Fact

    (Laurentian.#1)

    Exhibit 1

                                  NEWS RELEASE

    FOR IMMEDIATE RELEASE

    For:    American Annuity Group, Inc.          Contact:  S. Craig Lindner
            250 E. Fifth Street                             President, AAG
            Cincinnati, OH  45202                           513-579-2529


                       AMERICAN ANNUITY GROUP, INC. FILES
                         REGISTRATION STATEMENT TO OFFER
                       COMMON STOCK IN A RIGHTS OFFERINGS

    CINCINNATI, OH, July 10, 1995 - American Annuity Group, Inc. (NYSE: AAG) announced today that it has filed a Registration Statement with the Securities and Exchange Commission to register up to 3,950,000 shares of its Common Stock that are proposed to be offered and sold in a rights offering.

    Under the terms of the proposed rights offering, the Company will distribute transferable rights to holders of its shares of Common Stock on a record date to be fixed by its Board of Directors, which date is expected to be shortly after the effective date of the Registration Statement. Holders of Common Stock will receive on right for each ten shares of Common Stock held as of the Record Date. Each right will permit its holder to purchase one share of Common Stock at a price to be determined by the Company at the time the offer is commenced.

    Holders who exercise in full all rights received will have the ability to subscribe for additional shares of Common Stock at the exercise price for the rights. The maximum number of shares issuable pursuant to the rights offering, including the oversubscription privilege, is 3,950,000. If an insufficient number of shares are available to satisfy all oversubscription exercises, then the available shares will be prorated among those holders who exercise the oversubscription privilege.

    The distribution of rights is expected to commence in August and the offering is expected to be completed approximately 20 days after the rights are distributed. It is expected that the rights will be eligible for trading on the New York Stock Exchange.

    American Financial Group, Inc. (NYSE: AFG), which owns approximately 81.4% of the Company's outstanding Common Stock, had indicated that it intends to exercise all of the rights it receives but does not intend to exercise the oversubscription privilege. If half of the remaining rights are exercised, the Company would raise approximately $34 million in the offering.

    In May 1195, American Annuity Group announced that it had signed an agreement to acquire Laurentian Capital Corporation (ASE: LQ), a Philadelphia-based life insurance holding company, for approximately $106 million. Simultaneously with the acquisition, American Annuity Group will repay $45 million of Laurentian debt. The Company expects the rights offering to fund a portion of the purchase price of Laurentian.

    The Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This release of information shall not constitute an offer to sell or the solicitation of an offer to buy. There will not be any offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale in unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

                            *************************

    American Annuity Group sells individual and group annuities nationwide to the savings and retirement markets through its wholly-owned subsidiaries, Great American Life Insurance Company, Lifestyle Financial Investments, Inc., and Retirement Resources Group, Inc. Great American Life Insurance Company is licensed in 49 states, the District of Columbia and the Virgin Islands.

                                      # # #

    Exhibit 2
                                    AGREEMENT

            This Agreement executed this 1st day of June, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, American Annuity Group, Inc. ("AAG"), a Delaware corporation located at 250 East Fifth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and 81.4% of the common stock of AAG and the Lindner Family beneficially owns approximately 50.0% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC, AAG and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier, AFC and AAG and their subsidiaries from time to time must file statements pursuant to certain sections of
    the  Securities  Exchange  Act  of  1934,   as  amended,  concerning  the
    ownership of equity securities of public companies;

    ---------------------


            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AAG and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AAG or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION

                                      By:  /s/ James E. Evans
                                            James E. Evans
                                            Vice President & General Counsel

                                      AMERICAN ANNUITY GROUP, INC.

                                      By:  /s/ Mark F. Muething
                                            Mark F. Muething
                                            Senior Vice President, General
                                                 Counsel and Secretary

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

    Exhibit 3


                                POWER OF ATTORNEY



            I, Carl H. Lindner,  do hereby appoint James E.  Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                      Keith E. Lindner